Exhibit 99.4

Triterras Authorizes $50 Million Share Repurchase Program and Provides Update on Recent Events

Singapore, January 18, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW), a leading fintech company for trade and trade finance, has authorized a share repurchase program of up to $50 million and provided updates on other recent events.

$50 Million Share Repurchase Program

Triterras’ recent share price has created an attractive opportunity for the company to institute a stock repurchase program. The Board of Directors has approved a share repurchase of up to $50 million of the Company’s common stock in open market or privately negotiated transactions, which may or may not be conducted through 10b5-1 plans.

Triterras Chairman and CEO Srinivas Koneru Open Market Share Purchases

On December 21, 2020, Chairman and CEO Srinivas Koneru announced his intention to purchase Triterras’ shares in the open market. Thus far, purchases have been made of 169,652 shares by Mr. Koneru.

Statement in Response to Recent Short Report and Market Manipulation

Last week, Triterras was the target of a short report that is part of what the Company believes to be an attempt by one or more short sellers to manipulate the market for their own financial gain. The authors of this report did not contact any representative of the Company before publishing it, and the report contains many inaccurate statements. The Company has made a statement regarding this report via 6 K, and the statement can also be accessed on the Company’s website at the following link: https://ir.triterras.com/news-events/press-releases.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit www.triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com

Edmond Lococo, ICR Inc.

Mobile: +86 138-1079-1408

Email: Edmond.Lococo@icrinc.com